Cybin Announces Four Poster Presentations at the 2023 American College of Neuropsychopharmacology Annual Meeting Including CYB003 Phase 2 Topline Results

- Poster presentations highlight data across Cybin’s CYB003 and deuterated DMT clinical programs, as well as preclinical development programs -

TORONTO, CANADA – December 5, 2023 – Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative next-generation psychedelic-based treatment options, today announced the presentation of four posters at the American College of Neuropsychopharmacology (“ACNP”) annual meeting taking place December 3-6, 2023, in Tampa, Florida. The data presented include topline data from its Phase 2 study of CYB003 in major depressive disorder (“MDD”) which showed rapid, robust, and clinically significant reduction of depression symptoms, preclinical data supporting the CYB004 (deuterated DMT) program, and preclinical data characterizing phenethylamine candidates from the CYB005 program.

“We are grateful for the opportunity to share our positive topline Phase 2 data readout for CYB003 at one of the leading scientific meetings in neuroscience with world renowned experts in mental health disorders,” said Amir Inamdar, MBBS, DNB (Psych), MFPM, Chief Medical Officer of Cybin. “In our study of CYB003 for MDD, we observed rapid and large improvements in symptoms of depression after single doses, with a clear incremental benefit of a second dose. At the end of the double-blind phase (day 21) for the 12mg dose, CYB003 showed a rapid improvement with a clinically meaningful effect size (2.15) and statistically significant (p=0.0005) difference of 14 points on the Montgomery-Asberg Depression Rating Scale (“MADRS”) over placebo. Importantly, similar results were obtained in the 16mg group. Response and remission rates were also compelling, exceeding 75%. We are excited to advance this promising drug candidate along the regulatory pathway.”

“As we actively pursue our goal of developing improved treatment options for mental health disorders, we believe that our novel deuterated analog of DMT, CYB004, has the potential to offer benefits over DMT in the treatment of generalized anxiety disorder,” said Geoff Varty,

Ph.D., Head of Research & Development at Cybin. “Deuteration of DMT may improve its pharmacokinetic (“PK”) profile, allowing for effective and scalable psychological integration, while maintaining its desired pharmacodynamic (“PD”) effects. Our preclinical studies aimed to compare the in vitro pharmacology, in vivo activity, and PK profile of CYB004 to DMT, to determine the impact of deuteration on the properties of CYB004. We are pleased that data from these studies confirm that deuteration did not impact the pharmacology and in vivo profile of CYB004, and that deuteration potentially offers the ability to extend the PK profile of DMT and enhance treatment outcomes.”

“The annual ACNP meeting provides an ideal opportunity to showcase Cybin’s advancing clinical programs, as well as our scientific leadership in the neuropsychopharmacology space. We are proud and excited to present four abstracts related to our pipeline programs and to share our progress at this gathering of distinguished researchers and scientists,” said Doug Drysdale, Chief Executive Officer of Cybin. “As evidenced in each of these presentations, our deuterated programs – psilocybin analog (CYB003) and DMT compounds (CYB004 and SPL028) – are producing highly encouraging results. This is a transformational time for Cybin, with several upcoming value-driving catalysts as we advance our clinical programs. Following on from our recently announced Phase 2 topline efficacy data for CYB003, we expect to have Phase 1 dosing, PK/PD, and safety data for CYB004 and intramuscular dosing data for SPL028 around year end 2023. Next steps for these important programs include initiation of a multinational Phase 3 trial of CYB003 in MDD and a Phase 2 proof-of-concept study of CYB004 in generalized anxiety disorder – each beginning in early 2024.”

Poster 1 Details:
•Title: Randomized, Double-Blind, Placebo-Controlled Study to Evaluate the Safety and Efficacy of CYB003, a Deuterated Psilocybin Analog in Patients with Major Depressive Disorder
•Authors: Sebastian Krempien, Amir Inamdar, Magdy L. Shenouda, Kimball Johnson, Saundra Ann Maass-Robinson, Maria Johnson, Alex Kelman, Pradeep J Nathan, Alex Belser, Pradip Pathare, Alison House-Gecewicz, Angela Sorie, Aaron Bartlone, Geoffrey B. Varty, Michael E. Morgan, Ken Avery, Ado Muhammad, Alex Nivorozhkin, Michael G. Palfreyman
•Poster Number: M83

Poster 2 Details:
•Title: Preclinical Characterization of CYB004: A Novel, Deuterated N,N-dimethyltryptamine (DMT) Analog for the Potential Treatment of Generalized Anxiety Disorder (GAD)
•Authors: Geoffrey B. Varty, Michael E. Morgan, Odessa Giardino, Joan Krakowsky, Tina Mueller, Clinton Canal, Pradip Pathare, Ken Avery, Alex Nivorozhkin, Michael G. Palfreyman
•Poster Number: M32

Poster 3 Details:
•Title: Discovery And Preclinical Characterization of 2,5-dimethoxy-4-thiofluoroalkyl Phenethylamines as Potent and Long-acting Serotonin 5-HT2 Receptor Agonists
•Authors: Michael G. Palfreyman, Geoffrey B. Varty, Clinton E. Canal, Joshua A. Hartsel, Richa Tyagi, Ken Avery, Michael E. Morgan, Tina A. Mueller, Amy C. Reichelt, Pradip Pathare, Erik Stang, Alex Nivorozhkin
•Poster Number: M147

The fourth poster will be announced in due course. For more information on ACNP, please visit: www.acnp.org

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to progress to Phase 3 development of CYB003 in early 2024; topline Phase 1 data for CYB004 and Part A data for SPL028 in Q4 2023; commencement of a Phase 2 proof of concept study of CYB004 in Q1 2024; and the Company’s plan to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three and six month periods ended September 30, 2023, and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company's profile on www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com